UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of June 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

Call for tenders of the Syndicat des Eaux d’Ile-de-France (SEDIF)

Veolia Water selected by SEDIF to manage its water service
for 12 years

Paris, June 24, 2010. SEDIF, the water authority for the Ile-de-France region, today announced that it has awarded Veolia Water a 12-year contract to manage its public water production and distribution service. Under the new scope of activities fixed by SEDIF, the contract will represent cumulative revenue of approximately 3 billion euros. It will take effect on January 1, 2011.

SEDIF is the largest water authority in France and one of the largest in the world in terms of the volume of water distributed and the number of people served. In 2009, some 250 million cubic meters of water were supplied to more than 4.3 million people in 144 municipalities in the Greater Paris area. The service provided to SEDIF is also highly complex due to its size (8,800 kilometers of pipes) as well as the quality of the available water resource - surface water from rivers, which requires very sophisticated treatment.

As the current SEDIF operator, Veolia Water has developed innovative solutions for the area that have already made global benchmarks of the authority’s systems and services; these include nanofiltration at the Méry-sur-Oise water production plant, “communicating vehicles” used to manage call-outs, and so on.

The services offered by Veolia Water have been developed based on the concepts of responsible ambition and useful innovation. Veolia will provide SEDIF with solutions and an organizational structure that will position this exemplary public service at the highest level of quality not only for its technological prowess, but also for its social and environmental performance:

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The water service will have a single control center, the ServO, which will have responsibility for optimizing water production, network maintenance, emergency call-outs, customer service management and risk management;

-	Considerable efforts to reduce energy consumption and manage emissions and discharges will ensure a “zero carbon service,” a world first for a water service;

-	Water traceability will be implemented, based on the agrofood model, guaranteeing consumers continuous control over the sanitary quality of their water;

-	Third-generation remote meter reading, Téléo, will be deployed in five years. The technology will propose to users the precise monitoring of their consumption, thus facilitating leak detection;

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Customer relations will be improved by introducing services adapted to different types of users and close consultation with the public. A brand, Clario, will be created to give an identity to this new relationship between the public service and its users;

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The public water service will take care of its poorest users through a social program called “Water for all”: 1% of the revenues from water sales will be allocated to this program, representing 2.5 million euros a year.

A significant reduction in the price of water is also proposed, made possible by a new organizational structure and productivity gains on the part of the company.

Overall, the contract is a demonstration of the efficiency of the public service management model, which benefits local public authorities and service users alike by combining an additional performance commitment throughout the period of the contract with the best possible price. The operator’s remuneration will be raised or lowered as a function of how well the commitments to efficiency and quality of service are met.

The innovations developed by Veolia Water for this important consultation process will enable the company to raise the level of service offered to all its clients.

 “Veolia welcomes this decision with a great deal of satisfaction,” said Antoine Frérot, Chief Executive Officer of Veolia Environnement. “This is a thoroughly overhauled public service that is turned toward to the future. The company’s service offer to the SEDIF authority includes several world firsts. This capacity to innovate and think outside of the box has enabled Veolia to offer optimal quality for the best possible price, thus underpinning its position as the global benchmark for this important public service.”

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Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. With 95,789 employees in 66 countries, Veolia Water provides water service to 78 million people and wastewater service to 53 million. Its 2009 revenue amounted to €12.5 billion.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With approximately 310,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €34.5 billion in 2009. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

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Analyst and institutional investor contact: Ronald Wasylec - Tel +33 1 71 75 12 23

US Investors contact Terri Anne Powers - Tel +1 312-552-2890

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 24, 2010

VEOLIA ENVIRONNEMENT
By:	/s/ Olivier Orsini
Name: Olivier Orsini
Title: Secretrary General